Exhibit 99.1



                                                         For Immediate Release

CONTACT: Anne A. Tarbell
         (212) 451-3030
         www.triarc.com


              TRIARC PURCHASES 2.0 MILLION CLASS B COMMON SHARES


New York, NY, August 10, 2000 -- Triarc Companies, Inc. (NYSE: TRY) announced today that the Company purchased 1,999,207 non-voting Triarc Class B common shares held by affiliates of Victor Posner at a per share price of $21.18, for a total purchase price of approximately $42.3 million.

As previously announced, under a definitive purchase agreement, approved by Triarc's Board of Directors in August 1999, the Company agreed to purchase for cash all of the 5,997,622 non-voting Triarc Class B common shares held by Victor Posner affiliates in three separate transactions, at prices ranging from $20.44 to $21.93. The Company previously purchased approximately 2.0 million Class B common shares at $20.44 per share in August 1999. The remaining approximate 2.0 million shares are to be purchased at $21.93 per share on or before August 19, 2001, subject to extension in certain limited circumstances. Triarc may accelerate the purchase of the remaining Class B common shares, pursuant to the terms and conditions of the definitive purchase agreement.

Triarc has approximately 22.0 million shares of common stock (including the remaining approximate 2.0 million Class B common shares) currently outstanding.

Triarc is a leading premium beverage company (Snapple(R), Mistic(R), Stewart's(R)), a restaurant franchisor (Arby's(R), T.J. Cinnamons(R) and Pasta Connection(R)) and a producer of soft drink concentrates (Royal Crown(R), Diet Rite(R), Nehi(R)).

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